F l e m i n g P L L C

30 WALL STREET 8TH FLOOR NEW YORK NEW YORK 10005

TEL 516 833 5034   FAX 516 977 1209   WWW.FLEMINGPLLC.COM

September 18, 2018

Via Edgar

Susan Block, Esq.

Laura Nicholson Esq.

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Workhorse Group Inc.

Registration Statement on Form S-3

Filed August 20, 2018

File No. 333-226923

Ms. Block and Ms. Nicholson:

The following responses address the comments of the Staff (the “Staff”) as set forth in your most recent letter dated September 7, 2016 (the “Comment Letter”) relating to the above referenced registration statement filed August 11, 2016 (the “S-3”) by Workhorse Group Inc. (the "Company").

General

1.	We note that you are registering for resale common stock underlying warrants. We further note that you are registering for resale 108,768 shares of common stock that underlie a warrant that is to be issued following the end of the company's third quarter. Please provide an analysis to support the finding that the private placement was completed at the time of filing the registration statement. For guidance, please refer to Questions 134.01 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Response

On July 6, 2018, the Company, as borrower, entered into a Loan Agreement with Arosa Capital Management LP (“Arosa”), as lender, providing for a term loan (the “Arosa Loan”) in the principal amount of $6,100,000 (the “Loan Agreement”), which was increased in August 2018 by $1,700,000. The transaction closed on July 6, 2018 and the Company received $6,100,00 on such date. The financing is fully funded and Arosa has no further funding requirements.

In accordance with the Loan Agreement, on closing, the Company issued Arosa a warrant to purchase 5,000,358 shares of Common Stock of the Company at an exercise price of $2.00 per share exercisable in cash only for a period of five years.

While the Arosa Loan remains outstanding, the Company is required to issue additional warrants to purchase common stock to Arosa equal to 10% of any additional issuance. For administerial purposes, the additional warrants issued as a result of additional issuances under the Company’s At-the-Market Offering Program Sales Agreement with Cowen and Company, dated June 22, 2017, are required to be issued following the end of the applicable quarter (the “ATM Agreement”). All other additional warrants are issued immediately following the Company’s issuance.

As a result of the Company’s public offering in August 2018 in which National Securities Corporation (“National”) was engaged as underwriter (the “National Public Offering”), the Company issued to Arosa an additional warrant to purchase 1,143,200 shares of Common Stock at an exercise price of $1.208.

In addition, since July 6, 2018, under the ATM Agreement, the Company issued and sold 978,915 shares of Common Stock at an average price of $1.52. As a result, the Company is obligated to issue Arosa an additional warrant to acquire 108,768 shares of Common Stock at an exercise price of $1.596 following the end of the third quarter (the “Arosa ATM Warrant”). On August 9, 2018, as part of the National Public Offering, the Company entered into an Underwriting Agreement with National providing that the Company will not engage in an “at-the-market” transaction through October 23, 2018 effectively restricting any further issuances under the ATM Agreement until such time. As a result, the Company has not offered additional shares under the ATM Agreement during the third quarter of 2018 since the closing of the National Public Offering.

Questions 134.01 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations provides that a registration statement for a secondary offering may not be filed if the subject securities have not been sold yet to the selling security holders except in circumstances in which the selling security holder is irrevocably bound to purchase the securities and the purchase price is established. Further, the investor must be at market risk at the time of filing, the purchase price may not be based on the market price or a fluctuating ratio and there can be no closing conditions within an investor’s control.

As outlined above, Arosa provided the funding under the Loan Agreement and is at market risk as of the date of the filing of the Form S-3. Further, the Company is irrevocably bound to issue and Arosa is irrevocably bound to accept the issuances of the additional warrants. The Company is fully obligated to issue the Arosa ATM Warrant. For administrative purposes, the Company and Arosa agreed to issue the Arosa ATM Warrant following the end of the third quarter as outlined in the Loan Agreement. Finally, the Company is prohibited from utilizing the ATM Agreement until October 23, 2018, and, as a result, the Arosa ATM Warrant to be issued following the end of the third quarter resulting issuances under the ATM Agreement, will not be adjusted in any way to increase the number of shares or change the exercise price.

2

Accordingly, it is the Company’s position that the issuance of the Arosa ATM Warrant has come to rest and may be registered on the Form S-3 Registration Statement.

***

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

Fleming PLLC

By:	/s/ Stephen Fleming
Name:	Stephen Fleming
Title:	Managing Member

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